The Ace Portfolio

By Solaris Energy Inc.

Opportunity to invest in a portfolio of electricity generating solar projects.

12.1%

Projected returns in year 1
generated from Solar fields*

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What does it mean to invest in Solar?
Buy shares in solar energy projects and earn the profits from selling clean power.

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*Annual dividends are hypothetical projections
based on historic data, see more below

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*Annual dividends are hypothetical projections based on historic data, see more below

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Offerings → ACE

Plural Wallet

Ace Portfolio
Operating solar portfolio equity offering of Solaris Renewable Equity A (aka the Ace Portfolio, the Issuer).
ACE
EQUITY
SOLAR
WEBSITE
This is in preparation of the offering going live. Should this offering move forward, Texture Capital, Inc. will serve as the broker dealer for this offering.

Opportunity to invest in a portfolio of electricity generating solar projects.

Shown below, Ace Portfolio is internally projected to deliver up to 12% annual dividend yield.

- Smooth line: average annual forecast.
- Wavy line: quarterly dividend forecast showing seasonal variations from daylight and weather.



Projected Average Annual Dividend Yield
20%
19%
17%
16%
14%
13%
11%
10%
9%
7%
6%
4%
3%
1%
0%

Detailed financials can be found in the Ace Portfolio Financial Model (click to download). All assumptions available in the "Data, assumptions, and model" below. The Ace Portfolio model is provided as a tool and should not be considered investment advice or a guarnatee of returns. Investors are encouraged to do their own research, analyze data for themselves, and make informed investment decisions.

Ace Portfolio generates revenue via Power Purchase Agreements (PPAs) that set fixed prices and buyers for electricity generated. All PPAs have at least 9 years remaining.

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Be one of the first to be notified when the offering goes live!

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.

Projected Year 1 Yield

12%

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Tax Benefits ⓘ	Up to **87.5% of investment** available as loss to offset applicable income.
Distributions	Quarterly
Liquidity	Auction Based Learn more



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Overview | Deep Dive | Asset Details | Additional Details | FAQs



Deep Dive

Highlights:

- **Immediate returns:** Investors enjoy quarterly income distributions, with the first distribution scheduled for Q4 of 2024.
- **Contracted Long-term Revenue:** These projects have been operating at 95%+ contracted production since the mid-2010s, with fully contracted revenue streams ranging from 10 to 20 years in remaining length and options to extend many of the revenue contracts.
- **Diversified Portfolio:** This portfolio includes 21 commercial-scale solar installations located across the United States.
- **Capital Structure:** The Issuer intends to borrow between $1.9M and $2.3M of secured debt against the portfolio.

Internal projections show that the Ace Portfolio is projected to deliver ~12% annual dividend yield for the existing contract period, with seasonal variations due to the length of daylight and weather.

Supporting details are available in the Data Assumptions, and Model section.

The Offering

This offering is for equity interests in a newly formed entity, Solaris Renewable Equity A LLC, also referred to as Ace Portfolio. This newly formed entity will be managed by Solaris Energy, Inc. This is an opportunity for the general public to take part in direct energy investing.

Target Capital Structure

The Ace Portfolio will raise debt alongside its equity investment. The target terms of debt are 6.75% interest rate, 24 year term, with debt service payments sculpted to reflect the seasonality of revenue.



Target Capital Structure Post Raise
$0
Managing Member Equity
Investor Member Equity
Secured Bank Debt
Enterprise Value
Debt Raise
A debt capital raise will take place immediately following the closing of equity. Zorya is targeting a rate of 6.75%
Investor Member Equity
Solaris is raising $900K of common equity as part of the offering for 90% equity ownership.
Managing Member
Solaris Energy Inc. will maintain 10% equity ownership in the Ace Portfolio

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Managing Member

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Use of Proceeds

The Proceeds from this offering will be used to close the financing of the portfolio purchase price from Solaris Investment Group, the Ace Portfolio's prior owner and a financing partner to Solaris Energy, Inc. Proceeds from this equity raise and a subsequent debt raise will be used to purchase the portfolio, pay related transaction costs, and fund initial working capital.

Asset Details

Issuer | Financial Analysis | Team | Data, Assumptions, and Model

About Solaris Energy, Inc.

Based in Fort Collins, Colorado, and grown from non-profit roots, Solaris Energy, Inc. is an experienced, value-driven solar development, finance, and asset management firm. Solaris Energy aims to provide solutions to non-residential customers looking to reduce their environmental impact, increase their bottom line, and participate in the worldwide shift to renewable energy. Solaris Energy's dedicated team of passionate individuals has been providing these services since 2008.

Contracted Revenue

Ace Portfolio revenue is contracted under set prices in Power Purchase Agreements (PPAs) for at least the next nine years. On some projects, it is contracted out for 19 years. The majority of contracted revenue is with trusted purchasers such as universities, municipalities, community centers, and more. Most contracts can be extended for another 5 to 10 years after the current contracted term.

Review the Form C filing for more details on the contracts.

Maintenance and Insurance

This portfolio has been managed by Solaris Energy, the existing asset management company. Solaris Investment Group has upgraded monitoring systems, telecommunications equipment, and inverters. Projects in the portfolio are insured.

price from Solaris Investment Group, the Ace Portfolio's prior owner and a financing partner
to Solaris Energy, Inc. Proceeds from this equity raise and a subsequent debt raise will be

| Overview | Deep Dive | Asset Details | Additional Details | FAQs |

Asset Details

| Issuer | Financial Analysis | Team | Data, Assumptions, and Model |

Issuer's Analysis

Detailed financials can be found in the Ace Portfolio Financial Model (click to download). All assumptions
available in the "Data, assumptions, and model" below. The Ace Portfolio model is provided as a tool and
should not be considered investment advice or a guarnatee of returns. Investors are encouraged to do
their own research, analyze data for themselves, and make informed investment decisions.

Solar Assets in the Ace Portfolio have been operating for over 6 years at 95%+ contracted
production. Over the last 3 years, the assets produced an average of over 3,000 megawatt
hours annually.

Historical energy production performance available in the asset are available in Asset Details under the
Data Assumptions, and Model section.

Issuer's projections, available for analysis at Ace Portfolio Financial Model (click to
download), are developed using an analysis of past energy production, current contracted
revenue and estimated post-contract revenue.



Portfolio Financial Projections Through 2040

Projections developed using Ace Portfolio Financial Model (click to download). with all data and
assumptions available in "Assumptions" section. Investors are encouraged to do their own research,
analyze data for themselves, and make informed investment decisions.

Learn more about the assumptions that went into these projections in the Model and
Assumptions and analyze the data for yourself using the Ace Portfolio Financial Model (click
to download)

to Solaris Energy, Inc. Proceeds from this equity raise and a subsequent debt raise will be used to purchase the portfolio, pay related transaction costs, and fund initial working capital.

Overview Deep Dive Asset Details Additional Details FAQs

Asset Details

Issuer Financial Analysis Team Data, Assumptions, and Model

Meet the Management Team

Alex Blackmer, Founder and Co-Owner of Solaris Energy Inc. has been involved in energy design and construction since the mid-1980s and specifically renewables since the industry's infancy in the 1990s. He has extensive knowledge of the industry and in making projects a reality by providing solar project development and financial services, which he has done since 2008.

Alex founded Solaris Energy, a for-profit finance and development solar energy firm, and currently acts as CEO. In addition, Alex founded and currently acts as Executive Director for the Atmosphere Conservancy, a non-profit solar finance, and development firm that takes on projects for underserved clients that otherwise might not find financing. Alex is also past president of the Colorado Renewable Energy Society, a non-profit that has been advocating for solar energy since 1994.

Nick Perugini, Vice President and Co-Owner of Solaris Energy Inc.,specializes in non-residential solar and storage project sourcing, analysis, development, and structured finance, while building strategic partnership alliances. He contributes a diverse background and passion for solar and energy efficiency (since 2008) built upon a lengthy business-to-business professional career. He has led efforts in numerous operational solar projects across ten states. Nick is the former Board Chair of the Colorado Solar and Storage Association (COSSA), the solar and storage trade organization in Colorado. He is also the former president of New Energy Colorado (NECO) an educational non-profit that manages the Metro Denver Green Homes Tour and Solar CitiSuns.

Jessica Rawley, CFO and Co-Owner of Solaris Energy Inc., is a Financial and Business Operations professional with 15 years' experience in start-ups, social enterprise, small business, and non-profits. Her expertise is in financial and business planning, legal and risk management, systems and process implementation, accounting, and general business operations. Jes focuses on building and capitalizing impact-driven companies. Prior to joining Solaris Energy, Jes served as the Finance and Operations Director for SourceOne Holdings, guiding the company through all the financial, operational, and legal aspects of building a new company.

to Solaris Energy, Inc. Proceeds from this equity raise and a subsequent debt raise will be used to purchase the portfolio, pay related transaction costs, and fund initial working capital.

Asset Details

Issuer Financial Analysis Team Data, Assumptions, and Model

Background Data

- Offering Model (Downloadable)
- Historical Production Data (Downloadable)

Model

The Ace Portfolio Financial Model (click to download) projects the financial performance based on the past three years of historical data on energy production, historical operating expenses, contracts for energy prices (PPAs), and anticipated post-contract revenues. Assumptions for all can be found below.

Operating the model

The model allows prospective investors to alter the assumptions that most significantly impact returns: Energy Production and Operating Expenses.

Energy production and revenue

The average energy production for each month of the previous three year period was calculated for each asset in the Ace Portfolio. This average was then used as the "Baseline" to project future energy production, but assumes the industry standard .5% annual degradation. In other words, each year the model assumes that the solar assets produce .5% less than the previous year. This analysis does not take into consideration potential changes to weather conditions.

When using the model, you can adjust energy production up and down from the baseline and see the results of your changes. Select the drop-down (Cell C6) on the dashboard page next to "Solar Production Factor". Select adjustments to baseline, for example, "+2%" will show model results when energy production is 2% higher than baseline. It is uncommon to see annual shifts in solar production of more than a couple percentage points.

Dashboard
INPUTS
Solar Production Factor
Baseline
Select your scenario here
Operating Expense Factor
Select your scenario here
Total Raised (investor Member Equity)
Select your scenario here
Baseline + 5.0%
Baseline + 4.0%
Baseline + 3.0%
Baseline + 2.0%
Baseline + 1.0%
Baseline
Baseline - 1.0%
Baseline - 2.0%
Baseline - 3.0%
Baseline - 4.0%
Baseline - 5.0%
Baseline - 6.0%
Valution and Projected Returns
Year
1
5
10
Pre-Tax Levered IRR (30 yr)
Pre-Tax Unlevered RRR

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10 Baseline - 3.0%
Baseline - 4.0%

Overview | Deep Dive | Asset Details | Additional Details | FAQs

These assumptions impact revenue by multiplying the projected energy generated by the price indicated in the already-signed PPAs. The table below shows all the different PPAs, the years remaining, and the price of energy. Each year, the projects' price escalates, as indicated in the "Annual Price Escalation" Column. The portfolio has a weighted average escalation of 1% per year which is used in the model.

Project/Contract	Years Remaining on PPA	PPA Rate '24 $/MWh	Historical Avg Annual Production MWh	Capacity (in KWs)	Annual Price Escalation	Percent of Total Portfolio
Project 1	10	169	218.2	142.7	2.75%	7.1%
Project 2	11	180	266.8	198.3	0.00%	8.6%
Project 3	11	150	1325.5	996	0.00%	42.9%
Project 4	12	169	45.3	33.5	3.50%	1.5%
Project 5	13	27	59.6	46.6	1.50%	1.9%
Project 6	19	130	344	281.7	2.50%	11.1%
Project 7	9	76	367.5	253.5	2.97%	11.9%
Project 8	14	159	238.4	204.2	0.00%	7.7%
Project 9	19	118	223	148.8	2.00%	7.2%

After the contract period, it is assumed the projects will continue selling electricity at their previously contracted rate for the project's life for escalating PPAs and at a 2.5% yearly increase for those not escalating.

All assets in the Ace Portfolio are assumed to have a 35-year lifespan.

Operating expenses and cost

The average operating expenses for each month of the previous three-year period was calculated and then used as the "Baseline" to project future energy production. A 2.5% yearly escalation rate on operating expenses is assumed. These costs include standard operations and maintenance costs (O&M), asset management fees, subscriptions for asset management software, 'reactive O&M,' insurance, taxes, and utility expenses.

When using the model, you can adjust operation expenses up and down from the baseline and see the results of your changes. Select the drop-down (Cell C7) on the dashboard page next to "Operations Expense Factor". Select adjustments to baseline, for example, "+5%" will show model results when operation expenses are 5% higher than baseline.

and see the results of your changes. Select the drop-down (Cell C7) on the dashboard page

Dashboard
INPUTS
Solar Production Factor
Baseline
<- Select your scenario here
Operating Expense Factor
Baseline
Select your scenario here
Total Raised (investor Member Equity)
Select your scenario here
Valution and Projected Returns
Year
1
5
10
Pre-Tax Levered IRR (30 yr)
Pre-Tax Unlevered RRR
Baseline + 6.0%
Baseline + 5.0%
Baseline + 4.0%
Baseline + 3.0%
Baseline + 2.0%
Baseline + 1.0%
Baseline
Baseline - 1.0%
Baseline - 2.0%
Baseline - 3.0%
Baseline - 4.0%
Baseline - 5.0%
IRR takes into account the time
This is the Hurdle rate the DCF

Net Present Value

The NPV of future cash flows is determined using the Discounted Cash Flow or DCF methodology. The NPV is calculated by discounting all projected future cash flows from energy sold at an unleveraged hurdle rate of 10.5%.

Debt

Debt capital is a key component of the transaction to acquire the Ace Portfolio. This debt capital raise assumes a principal between 1.9M and 2.3M (depending on the outcome of the equity raise), with a 6.75% interest rate and a 24-year term. The debt service is shaped based on projected revenues using a Debt Service Coverage Ratio (Cash available for debt service/ Debt service) between 1.35 and 1.6. This is a conservative approach compared to the industry average of 1.3.

Full Assumptions

Please see the complete list of key assumptions below:

- Equity: Managing Member, Solaris Renewable Assets, retains a minimum of 10% equity ownership
- Fixed Expenses: $35K/ yr Asset Mgmt and Preventative O&M costs
- Debt: Senior Portfolio Debt sized according to DSCR 1.35-1.60 Targeting 1.9M-2.3M
- Projects: 35yr project life
- Projects: Contracted life between nine and 19 years as specified on the chart above
- Revenue: Production Based on 2021-2023 Actuals
- Revenue: 0.5% Annual Production Degradation
- Revenue: Merchant rate at last contract amount if escalating
- Revenue: Merchant Rate 2.5% from initial if non-escalating
- Revenue: Projects 2 and 3 assume no escalation for merchant rate
- Expenses: A $100K working capital account is modeled for unforeseen capital expense
- Expenses: Insurance escalated 3% annually from 2023 amount
- Expenses: All other reactive expenses taken from 2021-2023 actual transaction report
- Expenses: Averaging 2021-2023 Annual OPEX for Utility, Taxes and other Expenses
- Debt: 6.75% all-in rate, $100K fixed fees, $1K annual recurring
- Debt: Debt Service Reserve of 6 months
- Equity: targeted ~12% year one leveraged Equity Yield
- Financial Service Fees: 5% Broker fee, 2.5% Dividend recurring fee modeled into

- Financial Service Fees: 5% Broker fee, 2.5% Dividend recurring fee modeled into

| Overview | Deep Dive | Asset Details | Additional Details | FAQs |

Contact Us

To request more in-depth data, please contact us. Your investment in sustainability starts here.

Additional Details

| Secondary Market | Risk Factors to Consider |

The private secondary market for the Ace Portfolio will be open shortly after the primary offering is closed. Although shares can be offered for sale and bids can be made, the participation of a counterparty is not guaranteed. However, Solaris Energy, Inc plans to purchase shares in the secondary market as well as regulary submit tender offers to acquire shares from investors.

Ace Portfolio will utilize a call auction-style secondary market. At regular intervals, an auction will take place (i.e Fridays at 3PM). The interval of auctions for this offering will be announced at a later date. In between auctions, investors can place bids on shares and post shares for sale. Once the auction time arrives, bids are blindly matched with one another in an SEC registered Alternative Trading System.

Due to regulatory restrictions, non-accredited investors will only be able to sell shares and cannot buy shares on the secondary market within the first 12 months after the offering closes. After 12 months have passed, any individual or entity, regardless of accreditation status can buy or sell in the auction process.

FAQs

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Additional Details

Secondary Market   Risk Factors to Consider

Although revenues are contracted and the assets in the Ace Portfolio have a history of stable production of over 95%, no investment is without risk. Investors are encouraged to do their own research on the asset class and analyze the data given.

Factors to consider:

- **Business Risk:** Equity investments carry a higher business risk than debt investments. No returns are guaranteed. Neither the issuer nor its intermediaries make any promises, warrants, or guarantees of the financial performance of the Ace Portfolio.

- **Liquidity Risk:** Investing in alternative infrastructure assets is unlike investing in public equities, such as stocks traded on national exchanges. Liquidity, or the ability to sell securities to a counterparty at a reasonable price, is not guaranteed - there is no guarantee of any secondary market liquidity in the future and your investment may remain illiquid.

- **Operating Expense:** This is the largest variable in projected returns. A solar facility's operating expenses can be variable. Components may fail or be damaged, or require excessive maintenance and troubleshooting. Today, insurance in the solar industry is undergoing a massive reevaluation of premiums in light of recent large climate-related claims on projects unrelated to those by Solaris or the Ace Portfolio. The escalation of insurance premiums may outpace the modeled 3% annually. These factors may significantly increase operating costs beyond the modeled historical averages.

- **Energy Production:** Energy production varies by three means, irradiance, weather, and degradation. Irradiance varies seasonally with the day's length and the sun's angle. This variation is well understood and modeled accurately and is not a material risk factor. Weather is a substantial driver in energy production as cloud cover and unforeseeable factors such as smoke from wildfires and soiling from dust events affect the energy generated. If cloud cover exceeds the historical averages, production will be lower, and the return to equity will be less than what is modeled. Conversely, less cloud cover than historic averages will enhance output beyond what is modeled. Degradation is the third driver in energy production. Solar panels degrade a small amount yearly as the equipment 'wears down.' The industry standard assumption for the amount of degradation is .5% annually. If the actual degradation of the solar panels in the Ace Portfolio is greater, equity returns will be impacted.

- **Counterparty Risk:** Although revenues are contracted, the risk exists that the contracted entities do not pay. This is known as counterparty risk. The Ace Portfolio has a strong payment history, with over half of the contracted revenues for the Ace Portfolio being with an 'Investment Grade' purchaser. Counterparty risks between the power off-takers and other intermediaries such as insurance providers, O&M contractors, and payment distribution.



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payment history, with over half of the contracted revenues for the Ace Portfolio being with an 'Investment Grade' purchaser. Counterparty risks between the power off-takers and other

- **Net Present Value:** The Ace Portfolio, its acquisition, and this offering are valued using a Discounted Cash Flow (DCF) analysis of the Net Present Value (NPV) of future projected cash flows using an unleveraged hurdle rate of 10.5%. As cash flows are received, fewer future cash flows are available, which has a long-term decreasing effect on the overall equity valuation in the portfolio. This effect is not pronounced in the near and midterm as a declining debt balance counteracts this. The valuation of the Ace Portfolio is made assuming it has ZERO equity value at the end of the project's life; in this case in the year 2053.

- **Depreciation:** Assets within the Ace Portfolio will experience depreciation as they approach the end of their useful life.

- **Option to Purchase:** There exist outstanding Option-to-Purchase agreements on all of the projects in the Ace Portfolio with the current respective power purchasers. The option-to-purchase includes a contracted termination value payable upon purchase by the power purchaser. Should this purchase option be exercised, equity holders will be paid proportionally to their holdings at the time of the transaction and future returns will be impacted.

- **Debt Terms Risk:** The model assumes debt with a specific interest rate and term, as stated above. Different fees and interest rates than these will materially impact investor's projected returns.

- **Management Risk:** The Team at the helm of the Ace Portfolio has over 15 years of experience owning and operating solar projects and assets such as these; however, as with any infrastructure asset, Investor Members face the risk of mismanagement by the Managing Member. Investor Members rely on the Managing Member to serve all members and the Asset's best interests. Investor Members are passive investors in the Ace Portfolio and do not have operational influence (they can only influence major decisions). The risk exists that the Managing Member using their best judgment, may make operational decisions that may negatively affect returns. The Managing Member may make decisions that do not align with Investor Members' opinions.

- **Climate Change:** The planet is undergoing a 'climate crisis' affecting nearly every industry, sovereign government, and asset class. Predominantly climate change has broad-reaching effects on weather and climate. The long-term local impacts of climate change are tough to predict with any degree of accuracy. For example, the effects of climate change may cause an increase in cloud dust and or smoke cover for the assets in the Ace Portfolio. This may cause a decrease in projected yield. Climate change risks include losing one or many assets in the Ace Portfolio through a convective weather event such as hail or tornado damage. The assets in the Ace portfolio are insured for their value, but a total loss from a convective weather event would significantly impact returns.

- **Inflation:** In recent years, leading up to and exceedingly after the 2020 pandemic, sovereign-backed fiat currency administrators have undertaken loose monetary policy to bolster economic growth. This has resulted in dramatic inflation rates across fiat currencies globally. All contracted revenues on the Ace Portfolio are in United States government-backed fiat, USD. The US Federal Reserve has indicated intentions for continued loose monetary policy of Quantitative Easing by the end of 2024. Continued loose monetary policy and inflation may contribute to devaluing contracted revenues associated with the Ace Portfolio. Inflation may also increase operating expenses beyond what is modeled. The effects of such devaluing of fiat currency from inflation are not modeled.

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cause a decrease in projected yield. Climate change risks include losing one or many assets in the Ace Portfolio through a convective weather event such as hail or tornado damage. The

Overview Deep Dive Asset Details Additional Details FAQs

weather event would significantly impact returns.

- **Inflation:** In recent years, leading up to and exceedingly after the 2020 pandemic, sovereign-backed fiat currency administrators have undertaken loose monetary policy to bolster economic growth. This has resulted in dramatic inflation rates across fiat currencies globally. All contracted revenues on the Ace Portfolio are in United States government-backed fiat, USD. The US Federal Reserve has indicated intentions for continued loose monetary policy of Quantitative Easing by the end of 2024. Continued loose monetary policy and inflation may contribute to devaluing contracted revenues associated with the Ace Portfolio. Inflation may also increase operating expenses beyond what is modeled. The effects of such devaluing of fiat currency from inflation are not modeled.

FAQs

What is Reg CF?

Can I invest in a Reg CF offering?

What are my investment limits?

What is an accredited investor?

Who is Texture Capital?

What are the risks associated with this offering?

Where can I direct additional questions about the investment application and process?

I have some questions about the offering. How do I communicate with the Issuer?

Regulatory Disclosure

This is in preparation of the offering going live. Should this offering move forward, Texture Capital, Inc. will serve as the broker dealer for this offering. At this time:

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.

Past performance may not be indicative of future results. Different types of investments involve varying degrees of risk, and there can be no assurance that the future performance of any specific investment, investment strategy, or product made reference to directly or indirectly in this offering will be profitable, equal to any corresponding indicated historical performance level(s), or be suitable for your portfolio. Due to various factors, including changing market conditions, the content may no longer be reflective of current opinions or positions. Moreover, you should not assume that any discussion or information contained in this offering page serves as the receipt of, or as a substitute for, personalized investment advice from Plural Everything Inc. or any of its Subsidiaries, Solaris Energy Inc. or any of its Subsidiaries, Solaris Investment Group LLC or any of its Subsidiaries, Texture Capital, Inc., or any other affiliated entities or partners of the aforementioned entities. To the extent that a reader has any questions regarding the applicability of any specific issue discussed above to their individual situation, they are encouraged to consult with the professional advisor of their choosing.

Debt terms are hypothetical and have yet to be formally contracted with lenders. Solaris Renewable Equity A intends to engage with lenders upon closing the CF deal. Debt assumptions are provided from Solaris Renewable Equity A's capital market advisors. This image also assumes a fully funded Reg CF offering. Offering size can vary between $300K and $900K and would impact capital structure.

JASON